UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 22)*

TransAtlantic Petroleum Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

G89982113

(CUSIP Number)

Dalea Management, LLC

16803 Dallas Parkway Suite 300

Addison, Texas 75001

Attention: Michael S. Haynes

(972) 590-9931

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Dalea Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,583,601*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,583,601*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,583,601*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%*
14	TYPE OF REPORTING PERSON PN

*

While the above figures include all of the 1,921,668 common shares into which Dalea Partners’ Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Dalea Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,583,601*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,583,601*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,583,601*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%*
14	TYPE OF REPORTING PERSON CO

*

While the above figures include all of the 1,921,668 common shares into which Dalea Partners’ Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Longfellow Energy, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 37,128,937*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 37,128,937*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,128,937*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.3%*
14	TYPE OF REPORTING PERSON PN

*

While the above figures include all of the 24,295,374 common shares into which Longfellow’s Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Deut 8, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 37,128,937*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 37,128,937*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,128,937*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.3%*
14	TYPE OF REPORTING PERSON CO

*

While the above figures include all of the 24,295,374 common shares into which Longfellow’s Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON N. Malone Mitchell, 3rd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 234,381
	8	SHARED VOTING POWER 54,112,148*
	9	SOLE DISPOSITIVE POWER 234,381
	10	SHARED DISPOSITIVE POWER 54,346,529*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,346,529
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.8%*
14	TYPE OF REPORTING PERSON IN

*

While the above figures include all of the 26,217,042 common shares into which Mitchell’s Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

1	NAME OF REPORTING PERSON Amy Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER 54,112,148*
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER 54,112,148*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,137,148*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.5%*
14	TYPE OF REPORTING PERSON IN

*

While the above figures include all of the 26,217,042 common shares into which Mitchell’s Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

AMENDMENT NO. 22 TO SCHEDULE 13D

This Amendment No. 22 to Schedule 13D (this “Twenty Second Amendment”) amends and supplements the Schedule 13D originally filed on April 17, 2008, as amended by Amendment No. 1 on June 25, 2008, Amendment No. 2 on August 28, 2008, Amendment No. 3 on September 29, 2008, Amendment No. 4 on December 30, 2008, Amendment No. 5 on July 2, 2009, Amendment No. 6 on December 3, 2009, Amendment No. 7 on September 13, 2010, Amendment No. 8 on May 17, 2011, Amendment No. 9 on March 23, 2012, Amendment No. 10 on January 10, 2014, Amendment No. 11 on January 14, 2015, Amendment No. 12 on May 5, 2015, Amendment No. 13 on August 28, 2015, Amendment No. 14 on April 13, 2016, Amendment No. 15 on July 12, 2016, Amendment No. 16 on December 1, 2016, Amendment No. 17 on April 20, 2017, Amendment No. 18 on December 6, 2017, Amendment No. 19 on August 20, 2018, Amendment No. 20 on December 12, 2018 and Amendment No. 21 on December 13, 2018 (collectively, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

This Twenty-Second Amendment is being filed to make updates and amendments to the Schedule 13D as follows:

Item 1.	Security and Issuer

There are no changes to the Item 1 information previously filed.

Item 2.	Identity and Background

There are no changes to the Item 2 information previously filed.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following paragraphs thereto:

On December 12, 2019, Longfellow acquired 326,000 of the Issuer’s Series A Preferred Shares and 7,363,053 of the Issuer’s common shares from Nokomis Capital Master Fund, L.P. for a total cash purchase price of $20,640,835.90. The shares were purchased by Longfellow using cash on hand, which includes cash obtained from operations, capital contributed by the owners of Longfellow and credit extended by Longfellow’s third-party lender, Amarillo National Bank.

In addition to the Item 3 information previously filed, Mr. Mitchell and his affiliated entities are in discussions with third parties regarding potential sources of funds to acquire the Issuer’s equity that are not currently owned by Mr. Mitchell and his affiliated entities. Such sources of funds could result in Mr. Mitchell and his affiliated entities partnering with one or more parties to collectively raise sufficient funds to acquire 100% of the Issuer’s equity. The parties may utilize a combination of debt and equity capital, including debt financing provided by loans from third party financial institutions or other third parties.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following language thereto:

The Reporting Persons intend to pursue the acquisition of 100% of the Issuer’s equity. The Reporting Persons expect to commence non-binding negotiations with the Issuer to consummate such acquisition and the Reporting Persons may terminate any such discussions at any time in their sole discretion. There can be no assurance that such acquisition will be agreed to or consummated. The Reporting Persons do not undertake to amend this Schedule 13D to reflect any discussions with the Issuer regarding the proposal made until such time, if any, as a definitive agreement is reached.

If the Reporting Persons reach an agreement with funding sources and with the Issuer, it is expected that the contemplated transaction will be subject to (i) shareholder approval, (ii) potentially the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iii) satisfaction of all consents, approvals or authorizations of, declarations or filings under applicable all applicable laws (domestic and foreign), including competition laws and investment laws.

If the proposed acquisition of 100% of the Issuer’s equity were to succeed, the Reporting Persons intend to delist the Issuer’s securities from all stock exchanges and to terminate the securities registration of all outstanding securities.

The Reporting Persons may enter into discussions with other shareholders, industry participants and third parties in connection with all or some of the matters referenced in this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read in its entirety as follows:

(a) Amount beneficially owned

(i)	Dalea Partners beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Dalea Partners cover page of this Twenty Second Amendment.

(ii)	Dalea Management beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Dalea Management cover page of this Twenty Second Amendment.

(iii)	Longfellow beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Longfellow cover page of this Twenty Second Amendment.

(iv)	Deut 8 beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Deut 8 cover page of this Twenty Second Amendment.

(vi)	Mitchell beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Mitchell cover page of this Twenty Second Amendment.

(vii)	Amy Mitchell beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Amy Mitchell cover page of this Twenty Second Amendment.

(b) Power to Vote/ Power to Dispose:

(i)	Dalea Partners shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Dalea Partners cover page of this Twenty Second Amendment.

(ii)	Dalea Management shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Dalea Management cover page of this Twenty Second Amendment.

(iii)	Longfellow shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Longfellow cover page of this Twenty Second Amendment.

(iv)	Deut 8 shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Deut 8 cover page of this Twenty Second Amendment.

(vi)

Mitchell possesses the sole power to vote and the sole power to dispose the amount of the Issuer’s common shares listed in Rows 7 and 9 of the Mitchell cover page of this Twenty Second Amendment. Mitchell shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Mitchell cover page of this Twenty Second Amendment.

(vii)

Amy Mitchell possesses the sole power to vote and the sole power to dispose the amount of the Issuer’s common shares listed in Rows 7 and 9 of the Amy Mitchell cover page of this Twenty Second Amendment. Amy Mitchell shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Amy Mitchell cover page of this Twenty Second Amendment.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by the addition of information set forth in Items 3 and 4 above, which information is incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description	Filing

1	Joint Filing Agreement	Filed as Exhibit 1 to Fifteenth Amendment to Schedule 13D filed with the SEC on July 12, 2016.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2019

DALEA PARTNERS, LP

By:	Dalea Management, LLC,
its general partner

By:	/s/ N. Malone Mitchell, 3rd
Name:	N. Malone Mitchell, 3rd
Title:	Manager

DALEA MANAGEMENT, LLC

By:	/s/ N. Malone Mitchell, 3rd
Name:	N. Malone Mitchell, 3rd
Title:	Manager

LONGFELLOW ENERGY, LP

By:	Deut 8, LLC,
its general partner

By:	/s/ N. Malone Mitchell, 3rd
Name:	N. Malone Mitchell, 3rd
Title:	Manager

DEUT 8, LLC

By:	/s/ N. Malone Mitchell, 3rd
Name:	N. Malone Mitchell, 3rd
Title:	Manager

/s/ N. Malone Mitchell, 3rd
N. MALONE MITCHELL, 3rd

/s/ Amy Mitchell
AMY MITCHELL